September 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Attn: Lilyanna Peyser

Re:	Innovative International Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 8, 2023
File No. 333-269627

Dear Ms. Beech and Mr. Field:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 16, 2023, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission on August 8, 2023 (“Amendment No. 3”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Amendment No. 3 to Registration Statement on Form S-4

Certain Unaudited Projected Financial Information, page 1

1. We note your disclosure that due to certain developments from the time of the signing of the Merger Agreement through June 30, 2023, Zoomcar management determined that the initial financial projections no longer represented management’s reasonable view on Zoomcar’s future financial performance and decided to obtain revised projections. Please revise to provide more detail describing these developments. In addition, we note your disclosure that the updated financial projections were not available to and, accordingly, not considered by the IOAC Board in connection with its initial approval of the Merger Agreement. Please revise to clarify whether the changed circumstances have altered the IOAC Board's consideration and decision to recommend the business combination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 136 of Amendment No. 4.

Zoomcar Inc. Consolidated Balance Sheets, page F-48

2. We note the changes made to your balance sheet in response to comment 6. Please explain why the notes to your financial statements do not include the disclosures outlined in ASC 250-10-50-7 with respect to the change in classification in your balance sheet of your redeemable noncontrolling interest. Also, please explain why your auditors did not dual date their audit report with respect to the correction of this error.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the classification of the redeemable non-controlling interest of $25.1 million as temporary or mezzanine equity in the balance sheet incorporated in the Company’s financial statements was maintained consistently for the financial statements related to the years ending March 31, 2023, and March 31, 2022. The classification as temporary or mezzanine equity was accurately reflected in the financial statements upon which the audit opinions were rendered by the Company’s independent auditors.

Regrettably, an administrative oversight resulted in the inclusion in Amendment No. 2 to the Registration Statement, filed on June 26, 2023 (“Amendment No. 2”), of an incorrect balance sheet page in the Company’s financial statements, where the redeemable non-controlling interest was inaccurately presented as a component of total equity. This clerical error does not align with the Company’s accounting conclusion and was not reflective of the financial statements on which the Company’s independent auditors had opined. The classification set forth in the initial filing of the Registration Statement, dated February 7, 2023 (the “Initial Filing”) and Amendment No. 1 to the Registration Statement, filed April 27, 2023 (“Amendment No. 1”), classified redeemable non-controlling interest as temporary or mezzanine equity. This classification in Initial filling and Amendment 1 is the accounting conclusion of the Company and is also reflected in the Company financial statements incorporated in Amendment No. 3 to the Registration Statement.

As there is no change in the classification in the Company’s balance sheet of the redeemable noncontrolling interest (and the prior mislabeling was the result solely of an administrative error) , the disclosures specified in ASC 250-10-50-7 were not applicable, and the Company’s independent auditors did not dual date their audit report.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer, Innovative International Acquisition Corp.